

May 11, 2016

<u>Via E-mail</u>
Mr. Scott Parish
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

    Re: Arlington Asset Investment Corp.
        Definitive Additional Soliciting Materials on Schedule 14A
        Filed May 6, 2016
        File No. 001-34374

Dear Mr. Parish:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In future filings, please refrain from stating that the Clinton Group's nominees "appointed themselves" to positions at Imation which presumably can only be filled by the full board of directors.

<u>Imposing on Imation shareholders a lucrative off-market fee deal…, page 3</u>

2. In future filings, please note that the payment of the fee in Imation shares is subject to Imation shareholder approval.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Brandon C. Price, Esq.
        Wachtell, Lipton, Rosen & Katz